UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023.

Commission File Number 001-31722

New Gold Inc.

Suite 3320 - 181 Bay Street

Toronto, Ontario M5J 2T3

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description
99.1	New Gold News Release dated October 2, 2023 - NEW AFTON ACHIEVES SIGNIFICANT MILESTONE WITH COMPLETION OF THE FIRST DRAW BELL AT C-ZONE ON TIME AND C-ZONE COMMERCIAL PRODUCTION ON-TRACK FOR SECOND HALF OF 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.

	By:	/s/ Sean Keating
Date: October 2, 2023		Sean Keating
Vice President, General Counsel and Corporate Secretary